1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 11, 2025

Kenneth Ellington

Michael Pawluk

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Antares Private Credit Fund File No: 333-283111

Dear Mr. Ellington and Mr. Pawluk:

We are writing in response to comments provided on February 10 and February 11, 2025 with respect to the registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2025 (the “Registration Statement”) on behalf of Antares Private Credit Fund (the “Fund”), a closed-end management investment company that has elected to be treated as a business development company (“BDC”). The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1.      We note that the portfolio investments table is dated as of November 5, 2024. Please confirm whether the portfolio has been repositioned since that date, and if so, how the disclosure will be updated.

Response 1.      The Fund respectfully submits that there have been some changes to the portfolio made in the ordinary course of operations, but confirms that there have been no material changes or repositioning of the portfolio otherwise since November 5, 2024. In light of that, the Fund respectfully submits a disclosure update is not required at this time and notes that it will be filing an Annual Report on Form 10-K that will include an updated schedule of investments as of December 31, 2024.

Comment 2.       If the Registration Statement is not declared effective until after February 12, 2025, please update it to include unaudited financial statements as of a date within 135 days before the filing is expected to become effective. See Article 3-12 of Regulation S-X and the Division of Corporation Finance’s Financial Reporting Manual’s Section 1220.4.

Response 2.     The Fund acknowledges the SEC Staff’s position that an initial registration statement that has not been declared effective must include audited financial statements dated within 135 days of the effective date of the registration statement. The Fund has filed acceleration requests to have the Registration Statement declared effective on February 12, 2025 and accordingly respectfully submits that the Registration Statement includes audited financial statements within the timeline cited by the SEC Staff.

Comment 3.     Please disclose in a prospectus supplement filed pursuant to Rule 424, in the applicable section in the current Form N-2, that Section 13.4 of the Amended and Restated Declaration of Trust does not apply to claims arising under federal securities laws. Please also undertake to recommend to the Fund’s Board of Trustees an amendment to the Amended and Restated Declaration of Trust that is consistent with the disclosure at the next regular meeting.

Response 3.      The Fund acknowledges the SEC comment and undertakes to update the disclosure in a prospectus supplement and to seek the Fund’s Board of Trustee’s approval to amend the Amended and Restated Declaration of Trust.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386 or Nadeea Zakaria at (212) 641-5671.

Sincerely,

/s/ William J. Bielefeld